Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

CORPORATE PARTICIPANTS

Ajay Kochhar - Li-Cycle President and CEO

Julian Klymochko - Absolute Return Podcast

Michael Kesslering - Absolute Return Podcast

PRESENTATION

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate financial technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.Com.

Julian Klymochko: Welcome Ajay to The Absolute Return Podcast. Exciting times, going on at Li-Cycle. Recently announced going public transaction, well received by the market. Great valuation, you guys got. North of $1 billion dollars and accompanying that was a sizeable financing, $315 million dollar pipe financing, along with cash on the SPAC, giving you guys access to tremendous amount of capital. So, we’re excited to get into, where you see growth opportunities, organic, inorganic, M&A, and things of that nature? But prior to getting to all the

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

technical details, let’s start really at the beginning you launched Li-Cycle, North American’s largest lithium-ion battery resources recycling company in 2016. So less than five years ago, how did you come up with the idea for the business and what in your prior experience helped you start the company? Like, was it a sudden light bulb moment where you discovered, wow, this is a great idea? We really need to pursue this full time.

Ajay Kochhar: Yeah, great to be here Julian. Thanks for having me on. So, I will start at the beginning, you know, we founded this company, as you said, 2016 on a chemical engineer, my background. Tim Johnston, my co-founder also an engineer. So, we used to work at a firm named Hatch, which is a global engineering procurement construction management firm. And we were really focused on two areas. One was battery materials. So, lithium nickel cobalt goes into cathode and into cells, and then into the products that we use and also project execution and building plants that are metallurgical wet chemistry nature that make these materials we use in our everyday lives. So, we’re doing it for a long time. The lithium-ion battery demand drivers changed drastically during that time and continue to change to the upside from emerging growth. And we saw recycling, you know, as engineers’, advisors in this space as a glaring hole. We didn’t see a solution that was sustainable, meaning both economically sustainable and environmentally sustainable to deal with the recycling of all types.

With my battery, so we set out to change that. And again, that was late 2016, you know, the high-level points there and we’ll dive into this more, but just the initial seed of inception. And I’ll just dig a little deeper because it is important to the story. What was frustrating us was that when we were looking at the space and

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

we were working lithium heavily, you know, we’d get asked about recycling. And when we looked into it, we found out that a lot of these batteries have been going to thermal processing. So, where a lot of materials are burned off in groups, target, maybe cobalt and a small portion of the mass, but lithium for example, is lost and you lose a lot of the other materials. And so, we were looking at that, scratching your head saying, how can that be? like, this is an inherently net environmental benefit industry. So, we can’t be using, you know, resources like hydrocarbons, where they can be recycled and using, because they can, and we have to find a better way that actually unlocks that value. So that’s what led to our development, you know, the whole path of [Inaudible 00:02:58] I’ll get into, but that was really the seed of inception. Initially, let me start the business.

Julian Klymochko: And as the business developed over the past, call it five years. What were some key milestones achieved prior to the announcement of this growing public transaction? Because, you know, in contrast to say like a software business where they can start with a concept and start gaining traction with a minimum viable product for a large capex intensive now assets, such as a lithium-ion battery, recycling manufacturing facility you know, what point in time did you really see the business model progress and become, you know, quote unquote like a real company in terms of startup lingo?

Ajay Kochhar: Yeah, and maybe I can first then level set a little bit on what we do because it links to how we’ve scaled and then why we’re doing this transaction and what we achieved before this. So, we run a two-stage model. It’s a spoken hub model, simple terms. Why do we do that? The whole point is get the spoke facilities, the mechanical processing that we do close to where batteries are. So,

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

we’re batteries? They follow a population centers, EV penetration, battery manufacturing. And again, back to what was happening before we came along, you had all batteries, typically being consolidated in one place in the world at a smelter. And when we were working with our customers, this is a big pain point, right? They don’t want to be shipping batteries from Brazil to Europe. I mean, it doesn’t make any sense long-term. We kept [Inaudible 00:04:32], you know, brought customers along what we’re doing. And that was where we basically divided the spoke part of what we’re doing. Low Capex plant, we have two of those plants operating today.

The second part of what we do is the hub. So, we generate these intermediate products, regionally close to where batteries are, get it from being a battery into a product. So, isolate up the physical materials and that’s more easily transportable to then the hub, which is centralized which is where we remake that lithium nickel, cobalt, and more those chemicals. So that’s the model that we’ve espoused. It’s both the business model flow and the technology, both steps are patented. So back to your question of what did we do before this transaction? Two things I’ll put it into two camps. And this is typical, you know, business, you know, when you’re also building something real, it’s [Inaudible 00:05:18], right? So, we had set out initially the full chain, we had both technologies, probably about 2018/19. We actually split them apart because we were hearing this from the customers. We were seeing this happening around logistics. So, we said, why are we doing all this at once? Let’s just start with something that’s more manageable, scalable, lower cost, which is the spoke. So, we built our first one, that was up and running last year, commercially. We’ve now built a second one. So, what that enabled us to do is we have now 40 plus battery supply customers.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Already now we’ve been in the market and you said the largest battery cycle North American. But what that means is, we have an install base. We have the batteries that are filling those facilities, we’re making product and returning that product back to the market. And that enabled us to start generating revenue, the intermediate product I mentioned. We can sell it on an interim basis, so that was really critical. I say, there’s one camp of development. That’s really important. And now that part of our business has really copy-paste mode. Now we have a plan for 18 more of those around the world.

The second part, the hub alongside that. What’s that enabled us to do was take the time to do, as you say, the physical validation work that we need to do. And that is everything through a large-scale demo, which we ran for a year, spent over $10 million dollars on that. But before that we did pilot, and mini pilot, [Inaudible 00:06:34] this is hard tech. This is not soft tech, so you got to do it. It takes time, and we ran that, collected the design criteria, the data we need, made the products, those battery grade chemicals to go back into batteries. And that’s, what’s given us the predication now to move into execution of that large hub plant. And that’s why we raised this round, or that’s why we went through this transaction and to basically fully fund the business on that path. A lot of information, but that ties together both the technology and what we’ve done before this.

Michael Kesslering: And, so really sticking on the technology side with your spoken hub model. You’re able to achieve some pretty exceptional results in terms of your recovery rate at over 95%. Can you just discuss how that’s possible with your technologies? From what I’m hearing? Is it a matter of being the largest in this space and kind of some of the benefits to scale or what’s attributing to those higher recovery rates?

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Ajay Kochhar: Yeah, it more, actually the fundamental of what we’re doing, which drives that. I’m going to explain this in two parts. I’ll talk about why were the recovery rates so low before us, and what are we doing? So, it does come back to what I was opening with on the thermal side. So, when you treat a battery thermally, what’s in a battery, right? You have graphite, on the anode side, you have on the cathode side, you have a material that the formulation of living nickel, cobalt [Inaudible 00:08:04], different materials. You have metals, you have plastic, you have electrolyte. So that’s, what’s in these batteries that we carry around, saving the EV. Now, when you throw that into a furnace or you do some other pre-processing and then eventually throw that material into a furnace, a thermal process, the graphite is lost. That’s a big chunk of the mass of the battery. Electrolyte gets burned off, another big chunk of the mass. You lose a lithium to a waste stream. You’re really left with part of the cobalt copper nickel. So that just from a mass perspective, and this is actually what is regulated around the world. And when there’s battery recycling regulation, you start chipping away. You end up being below 50% pretty easily and what you’ve recovered. So, what we did, the spoken hub model back to your question, it’s not thermal. So, at no point, are we burning off anything. It’s close to room temperature, and the spoke, I’ll say they’re the key driver of the high recovery, but we have to figure out is, how to get this isolated cathode material from the battery? Which is where the value is. And there’s a lot of know-how in IP there. And then on the hub side, same thing, you know, work for the demo, de-risk, running it integrated large plant for demo size. And there I say, the challenge really has been, and we’ve overcome it now.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

No material in geology has lithium, nickel, cobalt, all these things together, right? So, you can use the same toolkit of metallurgy, but it’s never been done this way before. So, we’ve leveraged, you know, known equipment, known processes that are known to scale, but applied them in a novel and inventive fashion. And there’s some difficulty there around how you recover lithium and, you know, keep recoveries high and costs low and minimize losses. We’ve worked through all that. But that’s how we are today, you know, where we are today, where we got to, but took some time and a lot of iteration.

Julian Klymochko: So, Ajay. I watched a number of the presentations that you did, and you’re asked, you know, what sort of battery types do you take? And you indicated that Li-Cycle is able to recycle and take a number of different battery types. We were wondering with respect to the process outside of the technology, more so on the business model, customers and suppliers. Could you give us a sense of who some of the key suppliers and the key customers would be for your products?

Ajay Kochhar: Yeah, for sure. So yeah, Li-Cycle does take all types of lithium batteries. I’m going to talk about this on the in and out. So, what comes to us and then where we sell to. So, imagine everything right? Cell phone batteries, home, appliance batteries to batteries from EVs, from hybrids to passenger vehicles, to battery manufacturing scrap, anytime a new battery is made in any facility. There’s a level of waste and rejects and scrap. So, this is a very broad net. I mean, I think the craziest thing I’ve seen is probably like the size of a bus battery, right? Like you’re getting to that and there, we’re already talking about Marine, so this is

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

a big gamut of material. So, to your question, you know, who are the customers? The customer is fall along all those verticals. So, we work B2B. If I were to split up our supply, really simply, you could think of it as small format and large format, small format are, you know, consumer device batteries and similar laptops, cell phones. The groups that we typically get those from, they run a collection program, where are you go to Best Buy or Home Depot, they have the collection boxes or an office building. They run those programs. They then sort, aggregate, isolate lithium ion. And that’s what we got from that. So that today is about 50% of our supply and then a large format. I’m just going to bucket this across many categories. That’s passenger EVs, larger size, even had group in their, manufacturing scrap as well. So that is direct B2B with the auto manufacturers, with the battery manufacturers. And what else say there, this does link to, I’ll get to the end product side. It does link to the growth, make an unpack this further as needed. But, you know, initially manufacturing scrap, you know, there are 192 of these battery mega factories in the pipeline in the world, this is to help meet all this demand for batteries. Every one of them, generate some level of waste. Could be 5 to 10% of their output. So that is growing in lockstep with the proliferation of lithium batteries and EVs and for our supply chain. But we see from our existing customer network, that is the part which is scaling the most rapidly now and into the medium term. And then that’s before a long-term, whichever one can conceptualize the tsunami of batteries, right? That’s coming, that’s there, but that’s a bit of a ways away. For now, our industry really heavily being driven by this manufacturing scrap portion. And we have a good diversity of different types of Batteries.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

So that’s on the end, last common set around the [Inaudible 00:13:00] metal plugs, the materials that we make. So, we make lithium, nickel, cobalt chemicals, ultimately out of the hub. So broadly speaking those materials go back to the battery supply chain. So, we eventually go back to a cathode manufacturer or a group that supplies a cathode manufacturer, which then goes into a cell, which then goes back into a pack or whatever the application is. So that’s the pathway back for the material. That actually hasn’t really been done before. A lot of these materials have been ending up back in metal and then maybe back into alloys. So, this is now the first time we’re really closing the supply chain loop. And we have an off-taker for those materials named Traxys, they’re the largest independent nickel cobalt trader globally, ensure we work with them because it’s a physical off-tape trading partner, one channel for all the downstream from them back to batteries. We have off take with them through to 2030. To buy a hundred percent of the materials from the hub in New York in Rochester. So, I’ll pause there, really that helps to elucidate. We structurize the ins, we structurize the outs, and that’s another core part of our mode and all the work we’ve done in the past years.

uJulian Klymochko: So, in terms of the geographical presence, I know post-transaction, you plan a global expansion, but what’s interesting about this is you’re a Canadian company based out of Ontario, Spoke one in Kingston, Spoke 2 an Rochester, but you you’re choosing to have hub one in Rochester, New York. How did that geographical segmentation work? Like how did you end up with that result?

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Ajay Kochhar: Yeah, and I’ll start maybe from the end answer, then I’ll get to where we ended up there. So, we eventually want to build 20 spokes around the world base case to operating state as you pointed out and four hubs. So, the whole point here is basically regionalized or presence, et cetera, content by content basis for region-by-region basis. That’s eventually where we’re going now, working back from that, to where we are today. Yeah, Kingston from a Canada perspective, very centrally located from a logistics standpoint, Rochester, we went to the second spoke. There’s a lot of electronic waste processing in the Northeast. We have a lot of customer base that actually in that channel they’re on the Eastern seaboard. So that was a good facility you know, for the second facility. And now our third that we’ll be building in North America is going to be on the West coast. So, we’re actually in progress with that. That’s the third spoke in North America and that’s going to help address California and a lot of the EV penetration there. So, the spokes continue to build. The end for the hub to your question. Why do we end up there? Yeah, look, it’s the old Kodak business park, tons of great chemical infrastructure, labor, strong incentives, very strong support from the state of New York. We’re very fortunate for that. So, what it did for us, why we chose that site, this is different for the hubs. We want centralized processing and we don’t want to spend a lot of money on infrastructure. And so, if we can plug into existing power, you know, steam, whatever it is that we need, that’s a big benefit because now we’re not spending capex dollars in something which you don’t need to be, right? and so that was a reason why that came out on the top. And we looked at a variety of sites for that health facility before making that decision.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Julian Klymochko: That makes sense, appears to be very strategic in terms of the placement of these various hubs and spokes. But let’s get into the exciting news, recently announced a going public transaction with SPAC Peridot acquisition. Were interested in learning the background happenings with respect to how these deals come together. You guys are somewhat unique, not a lot of Canadian companies going public via a U.S. listed SPAC. So how did this come to fruition? Wasn’t inbound? Was it an outbound thing that you guys were looking to utilize to further accelerate your growth?

Ajay Kochhar: Yeah, and I get a lot of inbounds asking from other entrepreneurs. This is helpful maybe to put out on a podcast.

Julian Klymochko: No doubt.

Ajay Kochhar: Yeah, so look at our case, there was an outbound process and it starts with, you know, the business objectives, you know, as I laid out there, split up the spoke and the hub. That is hub in Rochester, made an announcement last year, actually. So, we have a capex expanded the use of proceeds that we need. Before that, before making the decision to go down a SPAC path, we looked at a variety of options, everything from, you know, private equity through to other types of financing in the metal’s world, whole range. And, you know, I think those are still optionality where it’s not much exclusive, you know, for the company, but the thing that we wanted was efficiency to fully fund the business plan. And, you know, we have, you know, now you know, we’re a hundred people, we have 40 plus people working on the hub project. So, we’re hurdling down that track and we have global plans. So, when we were looking at that pros/con’s efficiency fully [Inaudible 00:17:56], the business really, struck us that this was a good path. Then it led to, we work with Cities as our main advisor, we also work with Carnelian and, yeah, we went through very rigorous, you know, multistage, look

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

at what we need, you know, looking at variety of potential partners from the SPAC side, we chose the paired-up folks because what we wanted was a partner that actually adds value both from a capital markets perspective, but now, you know, they’re going to be on our board. And so, we wanted folks that would actually, you know, have some industry expertise, scaling, we’re in a very heavy scaling mode, people, talent, acquisition, corporate governance from a [Inaudible 00:18:36] perspective.

These are all things that we’re looking for. And yeah, we ended up selecting Peridot mutually and yeah, very excited about it. But I can say now, you know, retrospect through this process, you know, there’s a ton of touch points and there’s a lot of work to get through these SPAC and then beyond you’re listed and that’s, I think the important foundational way to go at it. I do hear a lot of entrepreneurs getting a lot of inbounds and other things happening and just our 2 cents where you hope that it happens the other way typically, but anyways its easter.

Julian Klymochko: Yeah, exactly. And so, going through this process and having a number of entrepreneurs reach out and looking for advice, what are some tips and tricks and, you know, recommendations with respect to, if they have a business of a certain size and certain capital needs and really looking to take it to the next level, would you recommend a SPAC? And if so, what are some tips and tricks that you’ve learned throughout the process thus far?

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Ajay Kochhar: Yeah, I think it starts, I mean, a lot of long conversations with our board. I mean, I think it starts with identifying, you know, the business objectives, use of proceeds, what’s the full gamut of opportunities? The ways that you could fulfill the business plan and starting there, right. And obviously a SPAC and a potential pipe raise, that is one route, there’s many. I think that’s really important. We spend a lot of time, you know, assessing pros and cons with our boards. I think then after that’s been thought through judiciously, and if there is a decision to go down this path and it seemed to be, pros and cons waited, you know, the right path, I think tips and tricks for folks that want to do it. You know, one, I think what was important and what we did was really spend the time to find a good bank and a good advisor to really help lead the process with us.

So, title workout in a pretty short period of time, and you want folks that have done it before, you know, have a little bit of an understanding of the landscape. The market is obviously changing all the time, you know, can help with material prep, you know, for actually going out and running such a process. So, there’s a ton of support, right? You get from a bank. And so, we went through a process even before we selected city of looking at many. And we have selected them based on, you know, experience and SPAC experience, sector experience. We also knew the team for a while. So that’s why we did that, and then when I’d say outside of that is just, run a structured process. I think that’s the best thing one can do because, you know, it can be very frenetic and M&A, and deal making density, there’s that nature of it. But I think sticking from the objective lens is going to lead down to a path that has a good foundation and that’d be a good foundation for the success thereafter. And I think if any of those things are not right for the opposite, then of course you can run into issues.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Julian Klymochko: With respect to working with Citi, obviously very reputable, very well known, and I’m sure they played a key role in the $315 million dollar pipe financing, which was actually upsized as well. So great job behind that. Could you give us some details on how that came together, the process behind that, you certainly got some good investors, Neuberger, Franklin, Templeton, Mubadala Capital. How did that all come together and what role did you play within the raising of the pipe financing?

Ajay Kochhar: Yeah, and all these things, preparation is key, right? So, we spent with Peridot, you know, a couple of months before. They had their due diligence to do before we even launched, you know, the pipe and time of, you know, work on materials and, you know, assessing, you know, how things are positioned in terms of telling the story and try to keep distilling things down. It’s a ton of work behind that. And then, yeah, we had three main banks involved, two from the paradox side. So, Citi, UBS and Barclays from the latter two from the parallel side. So, they were the three pipeline agents. You know, again, the market keeps changing, but, you know, as we went through this process, it was only a few weeks and we met with good number of investors and nice these days, you know, as a potential pro vis-a-vis, COVID, purely virtual, very efficient.

Julian Klymochko: I bet.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Ajay Kochhar: Meet folks from many, many different cities, which usually would be pretty tough on a usual roadshow to do that efficiently. So yeah, the role we played, you know, I had my co-founder Tim and I, and our CFO, Bruce, were on every call. I would say, you know, telling the story and really helping lead the discussion, but, you know, I’d say support behind that was, you know, strong group of banks and the Peridot folks, you know, with us on each of those calls. And now even through the post-deal or post announcement phase as been really good. Because again, I think back to the tips and tricks, I think you want a partner. That’s really the key thing. You want a partner that’s going to be there with you. Understands the story, done the diligence, can speak credibly to them as an independent, in some ways that’s now joined forces with the company.

Michael Kesslering: And so, once you close the business combination. Assuming that the paradox trades similar to where it’s at. At a premium to nav, you’re looking at having, you know, potentially over $500 million dollars of cash on the balance sheet after post deal close. Can you just go over a little bit of your additional plans? You’ve spoken to the spokes and hubs that you’re looking to plan in the future. But in addition to that, like any potential M&A, whether it be horizontal M&A or vertical. Potential uses for some of that as the company moves forward.

Ajay Kochhar: Yeah, great question. I’ll bucket the uses into four, and it does segment between North America and then global. So, I’ll start with North America. As I mentioned, you know, the whole reason I went down this path was really help, fully fund in particular the hub in Rochester and for our financials. Now we have the supply base. That’s basically predicated our growth in that direction. We have the offtake through to 2030. So that’s a core focus of execution. And this now fully funds out the capex for the plant in Rochester is 172 million. So, part of the use of proceeds, it’s an important one. And this basically help us that fully, so that’s point one, and then, you know, X, North America, I got big picture. We’re looking at 20 total spokes, four hubs. We have a plan between Europe, China, APAC. I mean, these past years, again, alongside what’s in the ground, we have board members that are also based in Hong Kong, also work heavily in China that, you know, we are going in this direction, you know, from a global growth standpoint and executing it three ways.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

One is regional partnerships or joint ventures. So, you know, this market is highly variable by region, and there are nuances you want access to speed essentially, where maybe a partner is batteries. They need to be recycled, human capital, facilities, permits. So, we have a variety of progressed stage negotiations on that front, and this will come out of the next year and beyond that sits behind the rollout plan. And part of the use of proceeds where we have capital the allocated at JB will be in that direction, you know, 0.1 0.2, from our organic growth standpoint, you know, it’s interesting as you’re leading up, even to the transaction, I think increasingly we were getting asked by customers this on the global side, even, you know, hey, you’re serving us here. We have the same [Inaudible 00:26:20] over here in a different region. Can you help us? And so that’s happening more and more, and that leads our organic growth. And that’ll be another way that we’re using the proceeds and filling the 20 spokes and 4 hubs.

And lastly, to your point about buy-side M&A, or any transaction that nature. Yeah, and this was explicit in our investor presentation, that’s public. We do see opportunity when we’ve been working in these regions, be it Europe, be it APAC that there are sometimes, you know, groups that have supply potentially, or they’re a regional player and their permits and, you know, but maybe what they lack is the technology. So that’s an opportunity for us, again, to bolt on what we’re doing, what we get is speed and also the human capital, right? The team, that’s a big focus of ours right now in terms of continuing to scale. Yeah, so positive across all those, the North American plan. Three product approach for the global plans. This helps to fully fund that full roll out, along the strategy lines.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Julian Klymochko: Now once this SPAC merger is complete. You’ll be up and running as a fully public company and Li-Cycle adds a unique story. I’m just looking at the investor presentation. It doesn’t really have any direct comparable in the market. I’m looking that you compare to electrification facilitators, battery EV, battery manufacturers, weights management, lithium producers. So, all sorts of different types of companies, but for investors new to the Li-Cycle story, could you provide a quick elevator pitch for why they should be shareholders of your company?

Ajay Kochhar: Yeah, and I’ll start maybe with where we sit and then we’ll talk about what we do. First look, Li-Cycle is at the epicenter of three key mega trends. Electric vehicles, Lithium batteries, being ubiquitous in our lives as part of that. Second ESG and circular economy, and third, the critical material supply lithium nickel cobalt from domestic sources that is needed to make this whole supply chain grow. So, from the cost perspective, we just touched on Julian. We stand at the epicenter of all of those things. Li-Cycle, we are the fit for purpose solution, the most sustainable meaning, both economically sustainable and environmentally sustainable solution for the recycling of all types of lithium batteries. We’re doing it today, we have proven technology for real business, 40 plus battery supply customers. We have offtake and we’re really in scaling mode. And we’ve had the benefit of being early in this space and locking up IP and really getting going here to secure a moat. But this is the first innings, this industry needs to grow a lot step with electrification and with lithium batteries. This is opportunity to enter at the ground floor.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Julian Klymochko: It’s certainly an intriguing story, exciting times for you guys. So, I’d like to thank you for being on the podcast today. Definitely clarified the story. Really interesting to get the insight into how it developed. The background on the SPAC business combination and the future growth plans for the company. So, wrapping things up, where can investors find out more about Li-Cycle and what you guys are all about?

Ajay Kochhar: Yeah, so they can visit our webpage L-I- C-Y-C-L-E.com, (licycle.com). There’s an investor page that has the announcement around the transaction, investor presentation that we keep up to date as well as other details and stay tuned. There’s, you know, a variety of, you know, pieces of news that will be coming. It’s consistent, useful in the next little bit. And it can keep out an eye on that, on the left side front as well as I’d say Twitter, our team is super active on that front as well as LinkedIn. So, thanks very much

Julian Klymochko: There you have its folks. Definitely do the due diligence on the company if you’re interested in perhaps investing. Go to the website, follow them on social media. I’d like to thank you for your time today Ajay, super excited. We’ll be cheering for you on the sidelines as shareholders and in the entity. And we wish you the best of luck.

Ajay Kochhar: Thanks very much for having me on, Cheers

Peridot Acquisition Corp. and Li-Cycle Corp.

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March 15, 2021

Julian Klymochko: Cheers.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

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Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Newco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

Participants in the Solicitation

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under

Peridot Acquisition Corp. and Li-Cycle Corp.

Ajay Kochhar Interview - Absolute Return Podcast

March 15, 2021

the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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